[Gladstone Land letterhead]

March 27, 2012

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Adam F. Turk

Re:	Gladstone Land Corporation

Registration Statement on Form S-11

Registration No. 333-168625

Ladies and Gentlemen:

Gladstone Land Corporation (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Act”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (Registration No. 333-168625), together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date hereof, in light of the passage of time since its most recent amendment to the Registration Statement and the Company’s determination that offering shares of common stock pursuant to the Registration Statement is not in the best interest of the Company at this time. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (703) 287-5801, with a copy to Thomas R. Salley of Cooley LLP, the Company’s counsel, via facsimile at (202) 842-7899.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

If you have any questions or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Thomas R. Salley of Cooley LLP at (202) 842-7878.

Sincerely,

GLADSTONE LAND CORPORATION

/s/ David Gladstone
By:	David Gladstone,
Chairman and Chief Executive Officer